(d)(7)(iii)

April 11, 2008

Brandes Investment Partners, L.P.

Debra McGinty-Poteet

11988 El Camino Real

San Diego, CA 92191-9048

Dear Ms. McGinty-Poteet:

On Thursday, March 27, 2008, the Board of Trustees (the “Board”) of ING Mutual Funds voted to replace Brandes Investment Partners, L.P. (“Brandes”) as Sub-Adviser to ING Emerging Countries Fund. Thus, the Sub-Advisory Agreement with Brandes (the “Agreement”) will terminate in accordance with Section 18 of the Agreement, effective June 10, 2008.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.

Very truly yours,

/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Mutual Funds